Exhibit 21.1

SUBSIDIARIES OF NEENAH PAPER, INC.

          The following is a list of entities expected to be subsidiaries of Neenah Paper, Inc. upon the effectiveness of the spin-off, along with each entity’s place of incorporation or organization. Unless otherwise noted, the listed subsidiaries will be wholly owned by Neenah Paper, Inc.

Neenah Paper Sales, Inc., Delaware
Neenah Paper Company of Canada, Nova Scotia, Canada
Neenah Paper Michigan, Inc., Delaware
Neenah Menasha and Water Power Company, Delaware (80%)